Exhibit 99.1

Sinovac Reports Unaudited Fourth Quarter 2020 Financial Results and Files 2020 Annual

Report on Form 20-F

BEIJING, China, April 22, 2021 /Business Wire/ – Sinovac Biotech Ltd. (NASDAQ: SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, has filed its 2020 annual report on Form 20-F with the U.S. Securities and Exchange Commission for the year ended December 31, 2020. The Company also reported its unaudited financial results for the fourth quarter ended December 31, 2020.

Fourth Quarter and Full Year 2020 Financial Summary

•	Sales for the fourth quarter of 2020 were $327.5 million, an increase from $81.1 million in the prior year period.

•	Sales in 2020 were $510.6 million, an increase from $246.1 million in the prior year.

•	Operating income for the fourth quarter increased by 583.7% from the prior year period due to higher sales.

•	Operating income in 2020 increased by 214.5% from the prior year period due to higher sales.

•

The Company posted $107.3 million of net income attributable to common shareholders, or $1.09 per basic and $0.96 per diluted share, in the fourth quarter of 2020, compared to net income attributable to common shareholders of $21.7 million, or $0.22 per basic and $0.20 per diluted share, in the prior year period.

•

The Company posted $104.4 million of net income attributable to common shareholders, or $1.06 per basic and $0.97 per diluted share, in 2020, compared to net income attributable to common shareholders of $39.8 million, or $0.42 per basic and $0.41 per diluted share, in the prior year.

Mr. Weidong Yin, Chairman, President, and CEO of Sinovac, commented, “Sinovac experienced an exceptionally strong year in 2020. Despite the unprecedented COVID-19 pandemic, we are pleased with our record financial performance both for the fourth quarter and full fiscal year. We moved quickly to develop an inactivated COVID-19 vaccine, also known as CoronaVac, within a year’s time and without having to sacrifice product quality.”

“We have built production facilities with an annual production capacity of 2 billion doses. At this time, over 200 million doses of our COVID-19 vaccine have been delivered to different countries to support vaccine rollout, and millions of people around the globe have been administered our vaccine. We always strive to achieve low incident rates when developing vaccines, and we are happy to see CoronaVac’s strong performance in the largest real world study in Chile, providing solid, real-life evidence that our vaccine helps to reduce hospitalized cases, ICU admissions, and fatal cases. Our overarching goal is to deliver a safe, effective, and accessible vaccine to the world.”

Mr. Yin added, “As we worked to develop our COVID-19 vaccine, Sinovac also achieved good development progress with its other vaccine products as well. Two of our products, QIV and PPV-23, were granted market authorization in China in 2020, and our existing business segments continued to grow, despite a reduction in vaccination activities in the first half of the year due to the COVID-19 outbreak and lockdown policy.”

Pipeline Development

COVID-19 Vaccine – The Company initiated the development of an inactivated vaccine against COVID-19 (named CoronaVac) on January 28, 2020. The phase I and II human studies on healthy adults aged 18 to 59 and elderly adults aged 60 and above were conducted in China and enrolled 144 participants in the phase I trial and 600 participants in the phase II trial, with 743 participants receiving at least one dose of investigational product. Results from the randomized, double-blind, placebo-controlled phase I/II clinical trial on safety, tolerability and immunogenicity of CoronaVac were published in The Lancet Infectious Diseases on November 17, 2020.

Since September 2020, the Company made rolling submission to China’s National Medical Products Administration (NMPA), which carried out rolling reviews when the submissions were made. NMPA granted a conditional marketing authorization (CMA) to Sinovac for CoronaVac in individuals aged 18 and above on February 5, 2021. As of March 31, 2021, CoronaVac has been granted either emergency approval or conditional marketing authorization by over 30 countries or regions.

Sinovac completed its phase I/II trial on pediatric populations aged 3 to 17 years old. 28 days after second dose, both the middle-dose and low-dose were well tolerated, and the seroconversaion rates were 96.77% and 100%, respectively. The pre-print of the publication named Safety, Tolerability and Immunogenicity of an Inactivated SARS-CoV-2 Vaccine (CoronaVac) in Healthy Children and Adolescents: A Randomised, Double-Blind, and Placebo-Controlled, Phase 1/2 Clinical Trial is available at https://papers.ssrn.com/sol3/papers.cfm?abstract_id=3820545.

Sabin Inactivated Polio vaccine (sIPV) – The Company submitted an application to NMPA for the product license of sIPV in January 2019. The Company expects the license to be issued in mid-2021.

Unaudited Financial Results for the Fourth Quarter of 2020

Sales for the fourth quarter of 2020 were $327.5 million, an increase from $81.1 million in the prior year period. The increase was due to higher sales of the Company’s influenza products, including the newly launched QIV, and sales of CoronaVac.

Gross profit in the fourth quarter of 2020 was $283.9 million, an increase from $68.9 million in the prior year period. Gross margin was 86.7%, compared to 84.9% in the prior year period. The increase of gross margin was due to a change in sales mix in 2020.

Selling, general and administrative expenses in the fourth quarter of 2020 were $83.1 million, compared to $33.3 million in the prior year period. The increase was mainly due to higher sales and increased marketing dedicated to revenue growth.

R&D expenses in the fourth quarter of 2020 were $2.7 million in 2020, compared to $7.8 million in the prior year period.

Net income in the fourth quarter of 2020 was $172.7 million, compared to $32.8 million in the prior year period, due to an increase in sales.

Net income attributable to common shareholders was $107.3 million, or $1.09 per basic and $0.96 per diluted share, in the fourth quarter of 2020, compared to $21.7 million, or $0.22 per basic and $0.20 per diluted share, in the prior year period.

As the Company announced on February 22, 2019, the Company’s board of directors determined that certain shareholders became “Acquiring Persons,” as defined in the Company’s Rights Agreement (“Rights Agreement”), and a “Trigger Event” occurred under the Rights Agreement. As a result, the Company issued new common and preferred shares of Sinovac. Without the effect of implementing the Rights Agreement and the newly-issued common and preferred shares, basic and diluted earnings per share for the fourth quarter of 2020 would be $1.53 and $1.27, respectively.

Non-GAAP adjusted EBITDA was $198.9 million in the fourth quarter of 2020, compared to $30.8 million in the prior year period. Non-GAAP net income was $175.3 million in the fourth quarter of 2020, compared to $34.0 million in the prior year period. Non-GAAP diluted earnings per share in the fourth quarter of 2020 was $1.02, compared to earnings of $0.21 per share in the prior year period. Non-GAAP diluted earnings per share in the fourth quarter of 2020, excluding the implementation of the Rights Agreement and the newly-issued common and preferred shares, would be $1.36. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

The Company’s fourth quarter 2020 financial statements are prepared and presented in accordance with U.S. GAAP. However, they have not been audited or reviewed by the Company’s independent registered accounting firm.

Financial Results for the Twelve Months Ended December 31, 2020

Sales in 2020 were $510.6 million, an increase from $246.1 million in the prior year. The increase was due to higher sales of the Company’s influenza products, including the newly launched QIV, and sales of CoronaVac.

Gross profit in 2020 was $443.4 million, compared to gross profit of $213.6 million in the prior year. Gross margin was 86.8%, which is the same compared to the prior year.

Selling, general and administrative expenses in 2020 were $176.5 million, compared to $121.5 million in the prior year. The increase was mainly due to higher sales and increased marketing dedicated to revenue growth.

R&D expenses in 2020 were $48.8 million, compared to $24.3 million in the prior year. The Company continued to invest in the advancement of pipeline vaccines, including sIPV and COVID-19 vaccines.

Net income in 2020 was $185.2 million, compared to $65.2 million in the prior year. Net income increased primarily due to increased sales.

Net income attributable to common shareholders was $104.4 million, or $1.06 per basic and $0.97 per diluted share, compared to net income attributable to common shareholders of $39.8 million, or $0.42 per basic and $0.41 per diluted share, in the prior year.

Excluding the implementation of the Rights Agreement, as described above, and the newly-issued common and preferred shares, basic and diluted earnings per share for 2020 would be $1.55 and $1.29, respectively.

Non-GAAP adjusted EBITDA was $230.0 million in 2020, compared to $76.4 million in the prior year. Non-GAAP net income in 2020 was $197.1 million in 2020, compared to $68.5 million in the prior year. Non-GAAP diluted earnings per share in 2020 was $1.03, compared to earnings of $0.43 per share in the prior year. Non-GAAP diluted earnings per share in 2020, excluding the implementation of the Rights Agreement and the newly-issued common and preferred shares, would be $1.44 per share. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

As of December 31, 2020, cash and cash equivalents totaled $1,041.0 million, compared to $152.7 million as of December 31, 2019. In 2020, net cash provided by operating activities was $479.3 million, net cash used in investing activities was $204.8 million, and net cash provided by financing activities was $592.6 million, including proceeds of $541.0 million from a subsidiary’s financing, loan proceeds of $33.2 million and loan repayments of $6.0 million. As of December 31, 2020, the Company had $32.9 in bank loans due within one year. The Company expects that its current cash position will be able to support its operations for at least the next 12 months.

Legal Proceedings

As previously disclosed by the Company, on March 13, 2018, 1Globe Capital LLC (“1Globe”) filed a complaint against the Company in the Antigua Court. The trial of the matter took place from December 3 to 5, 2018. On December 19, 2018, the Antigua judge handed down his judgment (the “Antigua Judgment”), finding the Company fully in favor, dismissing 1Globe’s claim and declaring that the Rights Agreement was validly adopted as a matter of Antigua law. On January 29, 2019, 1Globe filed a Notice of Appeal against the Antigua Judgment. On March 4, 2019, 1Globe filed an application for urgent interim relief, seeking an injunction to prevent the Company from continuing to implement its Rights Agreement until the resolution of the appeal. This application was heard on April 4, 2019, at which the Court of Appeal issued an order restraining the Company from operating the Rights Agreement in any way that affects 1Globe’s rights or shareholding or otherwise distributing the exchange shares to the Company’s shareholders who did not trigger the Rights Plan until after the determination of the appeal (the “Exchange Shares”). 1Globe’s appeal against the Antigua Judgment was heard on September 18, 2019, and the appeal decision is now pending.

As previously disclosed, on March 5, 2018, the Company filed a lawsuit in the Court of Chancery of the State of Delaware seeking a determination on whether 1Globe, the Chiang Li Family, OrbiMed Advisors, LLC, and certain other shareholders of the Company had triggered the Rights Agreement. On April 12, 2018, 1Globe filed an amended answer to the Company’s complaint, counterclaims, and a third-party complaint against the Company and Mr. Weidong Yin alleging, among other allegations, that the Rights Agreement is not valid. On March 6, 2019, the Delaware Chancery Court entered a status quo order, providing that the Company not distribute any of the Exchange Shares to the Company’s shareholders who did not trigger the Rights Plan until the final disposition of the pending Delaware litigation or further order of the Court. On April 8, 2019, the Delaware Chancery Court stated that the Delaware litigation was pending the outcome of 1Globe’s appeal of the Antigua Judgment.

Separately, Heng Ren Investments LP (“Heng Ren”) filed suits against Sinovac and Weidong Yin on May 31, 2019, in Massachusetts state court, for alleged breach of fiduciary duties and wrongful equity dilution. Sinovac moved the matter from the state court to the United States District Court for the District of Massachusetts. Heng Ren alleged that Mr. Yin breached fiduciary duties owed to minority shareholders, that Sinovac aided and abetted breaches of fiduciary duties, and that both Sinovac and Mr. Yin engaged in wrongful equity dilution. Heng Ren requested damages, attorney fees, and prejudgment interest. On September 14, 2020, Sinovac Antigua filed a motion to dismiss Heng Ren’s claims. The court’s decision on this motion is still pending.

Status of Exchange Shares and Trading in the Company’s Shares

As a result of the pending legal proceedings described above, the Exchange Shares are expected to remain in a trust for the benefit of the Company’s shareholders who did not trigger the Rights Plan until, at least, the conclusion of the appeal against the Antigua Judgement and the final disposition of the Delaware litigation or further order of the Delaware Chancery Court. The Exchange Shares remain issued and outstanding. The Nasdaq Stock Market LLC implemented a halt on trading of the Company’s common shares at the time the Exchange Shares were issued to the trust. The Company is currently unable to estimate when trading will resume, or whether Nasdaq will take any additional action in regards to the trading of the Company’s common shares.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac’s product portfolio includes vaccines against COVID-19, enterovirus71 (EV71), hepatitis A and B, seasonal influenza, 23-Valent pneumococcal polysaccharide (“PPV”), H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella vaccine and mumps. Sinovac’s COVID-19 vaccine, CoronaVac, has been granted emergency use approval or conditional marketing authorization by over 30 countries or region worldwide. Healive, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government’s vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine and combined vaccines. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company is seeking market authorization of its products in over 30 countries outside of China. For more information please see the Company’s website at www.sinovac.com.

Safe Harbor Statement

This press release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price as a result of the trigger of the rights plan.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, Sinovac uses the following non-GAAP financial measures: non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

Sinovac believes that non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in its business that could otherwise be distorted by the effect of certain income or expenses that Sinovac includes in net income and diluted EPS. Sinovac believes that non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS provide useful information about its core operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, or any other measure of performance or as an indicator of Sinovac’s operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP adjusted EBITDA represents net income and excludes interest and financing expenses, interest income, net other income and income tax benefit (expenses), and certain non-cash expenses, consisting of share-based compensation expenses, amortization and depreciation that Sinovac does not believe are reflective of the core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expenses and foreign exchange gain or loss.

Non-GAAP diluted EPS represents non-GAAP net income attributable to common shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effect of the assumed conversion of options.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel:   +86-10-8279-9871 or

  +86-10-5693-1897

Fax:  +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S.: 1-646-308-1707

Email: william.zima@icrinc.com

SINOVAC BIOTECH LTD.

Consolidated Balance sheets

As of December 31, 2020 and December 31, 2019

(Expressed in thousands of U.S. Dollars)

	December 31, 2020	December 31, 2019
Current assets

Cash and cash equivalents	$1,041,008	$152,718
Restricted cash	9,196	3,160
Short-term investment	135,248	50,274
Accounts receivable – net	253,487	113,736
Inventories	105,813	27,846
Prepaid expenses and deposits	15,541	1,873

Total current assets	1,560,293	349,607

Property, plant and equipment – net	200,371	74,310
Prepaid land lease payments	8,247	7,965
Intangible assets – net	1,474	—
Long-term prepaid expenses	25	23
Prepayments for acquisition of equipment	20,192	2,390
Deferred tax assets	26,891	11,368
Right-of-use assets	83,833	6,636
Total assets	1,901,326	452,299

Current liabilities
Short-term bank loans and current portion of long-term bank loans	32,941	5,934
Loan from a non-controlling shareholder	6,155	6,607
Accounts payable and accrued liabilities	211,428	58,890
Income tax payable	35,262	1,904
Deferred revenue	364,005	5,462
Deferred government grants	15,159	2,738
Dividend payable	11,143	5,128
Lease liability	3,517	536

Total current liabilities	679,610	87,199

Deferred government grants	4,229	3,986
Long-term bank loans	2,155	—
Deferred tax liability	2,724	—
Loan from a non-controlling shareholder	6,130	1,436
Lease liability	85,488	5,758
Other non-current liabilities	865	1,725
Total long-term liabilities	101,591	12,905

Total liabilities	781,201	100,104

Commitments and contingencies

Equity
Preferred stock	15	15
Common stock	99	99
Additional paid-in capital	538,924	207,962
Subscriptions receivable	(7,109)	—
Accumulated other comprehensive income (loss)	19,925	(4,321)
Statutory surplus reserves	50,377	33,533
Accumulated earnings	144,241	56,731
Total shareholders’ equity	746,472	294,019

Non-controlling interests	373,653	58,176

Total equity	1,120,125	352,195

Total liabilities and equity	$1,901,326	$452,299

SINOVAC BIOTECH LTD.

Consolidated Statements of Comprehensive Income

For the three and twelve months ended December 31, 2020 and 2019

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Three months ended December 31		For the year ended December 31
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)
Sales	$327,454	$81,111	$510,624	$246,053
Cost of sales	43,525	$12,251	$67,180	$32,469

Gross profit	283,929	68,860	443,444	213,584

Selling, general and administrative expenses	83,051	33,299	176,534	121,468
Provision (recovery) for doubtful accounts	1,191	(445)	2,640	(306)
Research and development expenses	2,661	7,758	48,760	24,254
Loss on disposal of property, plant and equipment	115	64	163	294
Government grants recognized in income	(10)	(619)	(297)	(688)

Total operating expenses	87,008	40,057	227,800	145,022

Operating income	196,921	28,803	215,644	68,562

Interest and financing expenses	(328)	(159)	(1,453)	(650)
Interest income	402	594	1,930	1,996
Other income, net	1,371	296	496	912

Income before income taxes	198,366	29,534	216,617	70,820
Income tax benefit (expense)	(25,665)	3,286	(31,438)	(5,605)
Net Income	172,701	32,820	185,179	65,215
Less: Income attributable to non-controlling interests	(63,871)	(9,625)	(74,810)	(20,286)

Net income attributable to shareholders of Sinovac	108,830	23,195	110,369	44,929

Preferred stock dividends	(1,512)	(1,512)	(6,015)	(5,128)

Net income attributable to common shareholders of Sinovac	107,318	21,683	104,354	39,801

Net income	172,701	32,820	185,179	65,215
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	24,703	6,467	32,328	(2,827)

Comprehensive income	197,404	39,287	217,507	62,388
Less: comprehensive income attributable to non-controlling interests	(70,213)	(10,821)	(82,892)	(19,681)

Comprehensive income attributable to shareholders of Sinovac	$127,191	28,466	$134,615	42,707

Earnings per share
Basic net income per share	1.09	0.22	1.06	0.42
Diluted net income per share	0.96	0.20	0.97	0.41

Weighted average number of shares of common stock outstanding
Basic	98,897,607	98,903,406	98,897,345	94,876,946
Diluted	113,662,163	113,715,690	113,662,362	109,691,959

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the three and twelve months ended December 31, 2020 and 2019

(Expressed in thousands of U.S. Dollars)

	Three months ended December 31		For the year ended December 31
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)
Cash flows provided by operating activities
Net income	172,701	32,820	185,179	65,215
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	(6,276)	(2,969)	(11,227)	(5,685)
Share-based compensation	751	750	10,203	3,003
Inventory provision	5,170	317	5,816	651
Provision (recovery) for doubtful accounts	1,191	(445)	2,640	(306)
Loss on disposal of property, plant and equipment	115	64	163	294
Depreciation of property, plant and equipment and amortization of licenses	1,141	1,146	3,693	4,579
Amortization of the prepaid land lease payments	62	58	238	238
Amortization of Intanglible assets	55	—	106	—
Government grants recognized in income	(10)	(619)	(297)	(688)

Changes in:
Accounts receivable	(74,734)	(5,513)	(128,016)	(40,191)
Inventories	(49,773)	2,239	(77,738)	(3,651)
Income tax payable	24,183	(3,582)	31,804	4,904
Prepaid expenses and deposits	(4,719)	1,385	(13,151)	2,645
Deferred revenue	337,593	1,769	339,329	2,521
Accounts payable and accrued liabilities	74,855	35	131,777	6,793
Other non-current liablitites	(1,210)	(1,004)	(1,210)	(1,248)

Net cash provided by operating activities	481,095	26,451	479,309	39,074

Cash flows provided by financing activities
Proceeds from bank loans	5,734	2,109	33,227	2,109
Repayments of bank loans	(2,238)	22	(6,041)	(3,305)
Proceeds from issuance of common stock, net of share issuance costs	1,999	(3)	1,999	—
Proceeds from subsidiary’s financing	526,311	—	541,043	—
Government grants received	4,021	625	16,521	1,476
Loan from a non-controlling shareholder	10,162	—	10,162	1,457
Repayments of loan from a non-controlling shareholder	(4,345)	—	(4,345)	—

Net cash provided by financing activities	541,644	2,753	592,566	1,737

Cash flows used in investing activities
Purchase of short-term investments	(125,895)	(49,208)	(201,688)	(50,665)
Proceeds from redemption of short-term investments	31,609	18,818	124,562	18,818
Proceeds from disposal of equipment	1	9	20	21
Acquisition of property, plant and equipment	(57,701)	(1,915)	(127,486)	(10,628)
Acquisition of intangible assets	(164)	—	(164)	—

Net cash used in investing activities	(152,150)	(32,296)	(204,756)	(42,454)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	25,902	2,273	27,207	(649)

Increase (decrease) in cash and cash equivalents and restricted cash	896,491	(819)	894,326	(2,292)

Cash and cash equivalents and restricted cash, beginning of year	153,713	156,697	155,878	158,170

Cash and cash equivalents and restricted cash, end of year	1,050,204	155,878	1,050,204	155,878

SINOVAC BIOTECH LTD.

Reconciliations of Non-GAAP measures to the nearest comparable GAAP measures

For the three and twelve months ended December 31, 2020 and 2019

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Three months ended December 31		For the year ended December 31
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income	172,701	32,820	185,179	65,215
Adjustments:
Share-based compensation	751	750	10,203	3,003
Depreciation and amortization	1,258	1,204	4,037	4,817
Interest and financing expenses, net of interest income	(74)	(435)	(477)	(1,346)
Net other income	(1,371)	(296)	(496)	(912)
Income tax expense (benefit)	25,665	(3,286)	31,438	5,605

Non-GAAP adjusted EBITDA	198,930	30,757	229,884	76,382

Net income	172,701	32,820	185,179	65,215
Add: Foreign exchange loss	1,805	470	1,698	306
Add: Share-based compensation	751	750	10,203	3,003

Non-GAAP net income	175,257	34,040	197,080	68,524

Net income attributable to common shareholders of Sinovac	107,318	21,683	104,354	39,801
Add: Preferred stock dividends	1,512	1,512	6,015	5,128

Net income attributable to common shareholders of Sinovac for computing diluted earnings per share	108,830	23,195	110,369	44,929
Add: Non-GAAP adjustments to net income	6,379	666	7,365	2,109

Non-GAAP net income attributable to common shareholders of Sinovac for computing non-GAAP diluted earnings per share	115,209	23,861	117,734	47,038

Weighted average number of shares on a diluted basis	113,662,163	113,715,690	113,662,362	109,691,959
Diluted earnings per share	0.96	0.20	0.97	0.41
Add: Non-GAAP adjustments to net income per share	0.06	0.01	0.06	0.02
Non-GAAP Diluted earnings per share	1.02	0.21	1.03	0.43